SO 3-16-04

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2004 WASH. D.C. 181

04001826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-4-04

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
XCU Capital Corporation, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5962 La Place Court, Ste. 210
(No. and Street)

Carlsbad, California 92008
(City) (State) (Zip Code)

MATTHEW JON RUPERT Commission # 1449889 Notary Public - California My Comm. Expires Nov

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nichole Josephson (760) 603-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, C.P.A - An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SW

OATH OR AFFIRMATION

I, Nichole Josephson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XCU Capital Corporation, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

State of California
County of San Diego
Subscribed and sworn (or affirmed) to before me this 25 day of Feb, 04

Matthew Jon Rupert
Notary Public

[Signature]
Signature

VP of Finance
Title

MATTHEW JON RUPERT
Commission # 1449889
Notary Public - California
San Diego County
My Comm. Expires Nov 8, 2007

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss)
☒ (d) Statement of Changes in Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
XCU Capital Corporation, Inc.

I have audited the accompanying statements of financial condition of XCU Capital Corporation, Inc. (a California Corporation) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit. The financial statements of XCU Capital Corporation, Inc. as of December 31, 2002 were audited by other auditors whose report dated February 15, 2003, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XCU Capital Corporation, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 27, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

XCU Capital Corporation, Inc.
Statements of Financial Condition

	December 31,	
	2003	2002
Assets		
Cash and cash equivalents	$ 943,305	$ 759,574
Commissions receivable	318,934	364,974
Deposit with clearing organization	102,540	101,516
Property and equipment, net of accumulated depreciation of $329,101 and $278,233, respectively	105,135	111,603
Receivable from related party	57,610	74,312
Prepaid expenses	193,834	111,330
Deferred tax assets	34,000	70,400
Other assets	11,131	11,131
Total assets	$ 1,766,489	$ 1,604,840
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 247,632	$ 207,580
Commissions payable	568,308	551,633
Income taxes payable	9,691	–
Payable to related parties	196,095	139,187
Liability subordinated to the claims of general creditors	–	150,000
Total liabilities	1,021,726	1,048,400
Stockholder's equity		
Common stock, $10 par value, 100,000 shares authorized, 13,000 shares issued and outstanding	130,000	130,000
Additional paid–in capital	970,000	820,000
Accumulated deficit	(355,237)	(393,560)
Total stockholder's equity	744,763	556,440
Total liabilities and stockholder's equity	$ 1,766,489	$ 1,604,840

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Statements of Operations

	For the Year Ended December 31,	
	2003	2002
Revenues		
Commission income	$11,688,201	$ 9,986,109
Marketing allowance	321,231	–
Interest income	19,714	28,008
Other income	305,341	199,438
Total revenues	12,334,487	10,213,555
Expenses		
Employee compensation and benefits	1,572,499	1,338,543
Commissions, trading fees and floor brokerage	9,630,177	8,227,223
Communications	16,727	14,923
Occupancy & equipment rental	123,801	130,453
Interest expense	14,202	14,646
Taxes, licenses and fees, other than income taxes	129,246	91,660
Other operating expenses	769,317	722,251
Total expenses	12,255,969	10,539,699
Income (loss) before income taxes	78,518	(326,144)
Income tax expenses (benefits)	40,195	(60,533)
Net income (loss)	$ 38,323	$ (265,611)

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total
Beginning balance at December 31, 2001	$ 130,000	$ 320,000	$ (127,949)	$ 322,051
Issuance of additional paid–in capital	–	500,000	–	500,000
Net loss	–	–	(265,611)	(265,611)
Balance at December 31, 2002	$ 130,000	$ 820,000	$ (393,560)	$ 556,440
Issuance of additional paid–in capital	–	150,000	–	150,000
Net income	–	–	38,323	38,323
Balance at December 31, 2003	$ 130,000	$ 970,000	$ (355,237)	$ 744,763

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Statements of Changes in Liabilities Subordinated to the Claims of General Creditors

	Subordinated debt
Balance at December 31, 2001	$ 150,000
Additions (Reductions)	–
Balance at December 31, 2002	$ 150,000
Reductions	(150,000)
Balance at December 31, 2003	$ –

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Statements of Cash Flows

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
Cash flows from operating activities:		
Net income (loss)	$ 38,323	$ (265,611)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	50,868	58,700
Deferred tax assets	36,400	(36,900)
Decrease (increase) in assets:		
Commissions receivable	46,040	(62,734)
Deposit with clearing organization	(1,024)	(1,786)
Prepaid income taxes	–	5,860
Prepaid expenses and other assets	(82,504)	(31,658)
Increase in liabilities:		
Accounts payable and other accrued expenses	40,052	118,771
Commissions payable	16,675	321,165
Income taxes payable	9,691	–
Net cash and cash equivalents provided by operating activities	154,521	105,807
Cash flows from investing activities:		
Purchase of property and equipment	(44,400)	(91,254)
Net cash and cash equivalents used in investing activities	(44,400)	(91,254)
Cash flows from financing activities:		
Collection (issuance) of receivable from related party	16,702	(57,420)
Proceeds from (repayment of) payable to related parties	56,908	6,566
Retirement of subordinated debt	(150,000)	–
Proceeds from issuance of additional paid–in capital	150,000	500,000
Net cash and cash equivalents provided by financing activities	73,610	449,146
Net increase in cash and cash equivalents	183,731	463,699
Cash and cash equivalents beginning of year	759,574	295,875
Cash and cash equivalents end of year	$ 943,305	$ 759,574

Supplemental disclosure of cash flow information:

Cash paid during the years ended December 31, 2003 and 2002, respectively

	2003	2002
Interest	$ 14,202	$ 14,250
Income taxes	$ 800	$ 800

The accompanying notes are an integral part of these financial statements.

XCU Capital Corporation, Inc.
Notes to Financial Statements

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

XCU Capital Corporation, Inc. (the "Company") was incorporated in the State of California on April 7, 1987, under the name XCU Brokerage Services, Inc., as a broker/dealer in securities under the Securities and Exchange Act of 1934. In July of 1987 the Company changed its name to XCU Capital Corporation, Inc. The Company is a wholly–owned subsidiary of XCU Corporation, Inc. (the "Parent"), a member of the National Association of Securities Dealers, Inc. ("NASD"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates as a retail broker/dealer in mutual funds and variable insurance/annuities, on a fully disclosed basis, whereby the Company does not hold customer funds or securities. The Company also earns commissions for asset management.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to thirty-nine years (39) years by the straight-line method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs incurred for major new campaigns are expensed in the year in which the advertising takes place. Other advertising costs are expensed when incurred. Advertising expenses for the years ended December 31, 2003 and 2002 were $4,125 and $5,130, respectively.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 in cash and securities, with Pershing LLC, A BNY Securities Group, Co., as security for its transactions with them. Interest is paid monthly on the cash balances at the average overnight repurchase agreement rate. The balances at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Cash and cash equivalents	$ 2,775	$ 1,716
U.S. Treasury Bill	99,765	99,800
Total deposit held at clearing organization	$ 102,540	$ 101,516

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	2003	2002
Furniture	$ 97,945	$ 97,945
Computers and software	324,546	281,235
Leasehold improvements	11,745	10,656
	434,236	389,836
Accumulated depreciation	(329,101)	(278,233)
Total property and equipment, net	$ 105,135	$ 111,603

Depreciation expense for the years ended December 31, 2003 and December 31, 2002 was $50,868 and $58,700, respectively.

Note 4: RELATED PARTY TRANSACTIONS

XCU Corporation, Inc. (the "Parent"), is the holding company for XCU Capital Corporation, Inc. and Focus Insurance Agency, Inc. ("Focus"). The Company has entered into agreements with credit unions, who own equity interest in the Parent, which allow the Company to operate its brokerage services on their premises. Each credit union operates under a separate agreement. The Company pays a percentage of the commissions earned to the credit unions as an operating expense, included in commissions and floor brokerage.

At December 31, 2003 and 2002 the Company owed these credit unions $196,095 and $139,187, respectively, for their share of the Company's activities.

The Company shares office space, staff and equipment with the Parent and Focus. All operating expenses are paid by the Company, including rent, salaries and taxes. Expenses are then allocated between the companies monthly based on that month's activities. There is no written agreement between the companies on how the allocation is determined.

At December 31, 2003 and 2002, the Company was owed $57,610 and $74,312, respectively, from Focus for its share of the allocated operating expenses.

Note 5: PREPAID EXPENSES

The Company has included prepaid insurance, advertising, licenses and legal fees in prepaid expenses. The balances are either amortized over the term of the license or policy, or expensed when services are performed or incurred.

Note 6: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, 2002 are listed below.

Liabilities subordinated to the claims of general creditors:	
Interest at 9.5% due December 28, 2003	$ 150,000

On December 28, 2003, the subordinated loan above matured for $150,000, and was retired.

There were no borrowings under subordination agreements at December 31, 2003.

Interest expense for the years ended December 31, 2003 and 2002 was $14,171 and $14,250, respectively, from this subordinated loan.

The subordinated borrowing was covered by an agreement approved by the National Association of Security Dealers, Inc. and was thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing was required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.

Note 7: INCOME TAXES

The significant components of deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets		
Accumulated depreciation	$ –	$ 400
Contribution carryover	1,600	2,400
Net operating loss	35,600	72,700
	37,200	75,500
Deferred tax liabilities		
Accumulated depreciation	(2,400)	–
State income taxes	(800)	(5,100)
	(3,200)	(5,100)
Net deferred tax assets	$ 34,000	$ 70,400

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

Note 7: INCOME TAXES
(Continued)

As discussed in note 1, the Company is a wholly–owned subsidiary of XCU Corporation, Inc. (the "Parent"), and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expenses (benefits) at December 31, 2003 and 2002 are comprised of the following:

	2003	2002
Current income tax expense (benefit)		
Federal	$ –	$ (24,433)
State	10,491	800
Total current income tax expense (benefit)	10,491	(23,633)
Deferred income tax expense (benefit)		
Federal	13,004	(14,000)
State	16,700	(22,900)
Total deferred income tax expense (benefit)	29,704	(36,900)
Total provision for income tax expense (benefits)	$ 40,195	$ (60,533)

Note 8: PROFIT SHARING PLAN

Effective January 1, 2001, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary and were $78,655 and $56,983 for the years ended December 31, 2003 and 2002, respectively.

Note 9: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has a line of credit agreement with XFCU under which it may borrow up to $25,000. The line is secured by the Company's receivables. Borrowings on the line of credit bear interest at a fixed rate of 8.5%. There was no outstanding balances at December 31, 2003 and 2002.

Note 9: COMMITMENTS AND CONTINGENCIES (Continued)

The Company leases office space in Carlsbad, California under a sixty-six (66) month operating lease expiring July 31, 2005. Future minimum lease expenses are as follows:

Year Ending December 31,	
2004	$ 116,541
2005	67,623
2006	–
Thereafter	–
	$ 184,164

Rent expense for the years ended December 31, 2003 and 2002 were $115,716 and $122,010, respectively.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the National Credit Union Administration ("NCUA"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the years ended December 31, 2003 and 2002, cash balances held in financial institutions were in excess of the NCUA's insured limits. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within it scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003 and 2002, the Company's net capital of $327,580 and $316,502, exceeded the minimum net capital requirement of $68,115 and $59,893 by $259,465 and $256,609 respectively, and the Company's ratio of aggregate indebtedness ($1,021,726 and $898,400, respectively) to net capital was 3.12 to 1 and 2.84 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Note 12: RECONCILIATION OF UNAUDITED NET CAPITAL TO AUDITED FOCUS

There is a difference between the computation of net capital under Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

	December 31,	
	2003	2002
Net capital per unaudited focus	$ 281,052	$ 361,222
Adjustments:		
Accumulated deficit	14,808	–
Non-allowable assets	31,720	(44,186)
Haircuts on securities	–	(534)
Total adjustments	46,528	(44,720)
Net capital per audited statements	$ 327,580	$ 316,502

XCU Capital Corporation, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1

Computation of net capital

	December 31, 2003	December 31, 2002
Stockholder's equity		
Common stock	$ 130,000	$ 130,000
Additional paid-in capital	970,000	820,000
Accumulated deficit	(355,237)	(393,560)
Total stockholder's equity	744,763	556,440
Add: Additions to capital		
Subordinated liabilities	–	150,000
Total capital and allowable subordinated loans	744,763	706,440
Less: Non allowable assets		
Property and equipment, net	(105,135)	(111,603)
Receivable from related party	(57,610)	(74,312)
Prepaid expenses	(193,834)	(111,330)
Deferred tax assets	(34,000)	(70,400)
Other assets	(11,131)	(11,131)
Total subtractions	(401,710)	(378,776)
Net capital before haircuts on securities	343,053	327,664
Less: Haircuts		
Haircuts on U.S. Treasury Bills	(499)	(998)
Haircuts on money markets	(14,974)	(10,164)
Total haircuts	(15,473)	(11,162)
Net Capital	327,580	316,502
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	68,115	59,893
Minimum dollar net capital required	50,000	50,000
Net capital required (greater of above)	68,115	59,893
Excess net capital	$ 259,465	$ 256,609
Percentage of aggregate indebtedness to net capital	3.12 : 1	2.84 : 1

There was a material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated December 31, 2003 and 2002. See Note 12.

See independent auditor's report.

XCU Capital Corporation, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to XCU Capital Corporation, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

XCU Capital Corporation, Inc., Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to XCU Capital Corporation, Inc., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

XCU Capital Corporation, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
XCU Capital Corporation, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of XCU Capital Corporation, Inc. (the Company), for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by XCU Capital Corporation, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 27, 2004

XCU Capital Corporation, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Years Ended December 31, 2003 and 2002

XCU Corporation, Inc.
and Subsidiaries

Consolidated Financial Statements

December 31, 2003
and
December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

To the Board of Directors and Shareholders
XCU Corporation, Inc.

I have audited the accompanying consolidated balance sheets of XCU Corporation, Inc. and Subsidiaries as of December 31, 2003 and the related consolidated statements of operations and changes in stockholders' equity, and changes in cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated financial statements of XCU Corporation, Inc. as of December 31, 2002 were audited by other auditors whose report dated February 15, 2003, expressed an unqualified opinion on those statements.

I have conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of XCU Corporation, Inc. and Subsidiaries as of December 31, 2003, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplementary consolidation information contained on Schedules I and II are presented for purposes of additional analysis and is not required as part of the basic consolidated financial statements. Such information has been subject to the auditing procedures applied in the examination of the basic consolidated financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Northridge, California
January 27, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

XCU Corporation, Inc.
and Subsidiaries
Consolidated Balance Sheets

Assets

	December 31, 2003	December 31, 2002
Current assets		
Cash and cash equivalents	$ 1,237,267	$ 1,166,212
Commissions receivable	412,431	399,988
Deposit with clearing organization	102,540	101,516
Prepaid expenses	193,834	111,330
Total current assets	1,946,072	1,779,046
Property and equipment, net	105,462	113,132
Other assets		
Deferred tax assets	34,000	70,400
Other assets	11,131	11,131
Total other assets	45,131	81,531
Total assets	$ 2,096,665	$ 1,973,709

Liabilities & Stockholders' Equity

	2003	2002
Current liabilities		
Accounts payable and accrued expenses	$ 286,862	$ 238,838
Commissions payable	680,421	576,955
Income taxes payable	12,332	–
Payable to related parties	196,095	139,187
Liability subordinated to the claims of general creditors	–	150,000
Total current liabilities	1,175,710	1,104,980
Stockholders' equity		
Common stock, no par value, 100,000 shares authorized, 19,375 shares issued and outstanding for the years ended December 31, 2003 and 2002, respectively	193,750	193,750
Additional paid-in capital	1,077,467	1,077,467
Accumulated deficit	(350,262)	(402,488)
Total stockholders' equity	920,955	868,729
Total liabilities & stockholders' equity	$ 2,096,665	$ 1,973,709

The accompanying notes are an integral part of these financial statements.

XCU Corporation, Inc.
and Subsidiaries
Consolidated Statements of Operations

	For the Year Ended December 31, 2003	2002
Commissions income	$13,549,869	$10,910,641
Commissions expenses	10,983,876	8,848,665
Gross Profit	2,565,993	2,061,976
Operating expenses		
Selling, general, and administrative expenses	1,090,579	787,156
Salaries and wages	1,798,666	1,518,586
Depreciation	52,070	59,901
Professional fees	17,587	39,237
Total operating expenses	2,958,902	2,404,880
Loss from operations	(392,909)	(342,904)
Other income and expenses		
Interest income	74,543	33,939
Other income	434,950	–
Interest expense	(14,202)	(14,250)
Total other income	495,291	19,689
Income (loss) before provision for taxes	102,382	(323,215)
Provision for income tax expenses (benefits)	50,156	(58,448)
Net income (loss)	$ 52,226	$ (264,767)

The accompanying notes are an integral part of these financial statements.

XCU Corporation, Inc.
and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2001	15,500	$ 155,000	$ 353,694	$ (137,721)	$ 370,973
Issuance of common stock	3,875	38,750	723,773	–	762,523
Net loss	–	–	–	(264,767)	(264,767)
Balance, December 31, 2002	19,375	$ 193,750	$ 1,077,467	$ (402,488)	$ 868,729
Net income	–	–	–	52,226	52,226
Balance, December 31, 2003	19,375	$ 193,750	$ 1,077,467	$ (350,262)	$ 920,955

The accompanying notes are an integral part of these financial statements.

XCU Corporation, Inc.
and Subsidiaries
Consolidated Statements of Cash Flows

	For the Year Ended December 31, 2003	2002
Cash flows from operating activities		
Net income (loss)	$ 52,226	$ (264,767)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	52,070	59,901
Deferred tax assets	36,400	(36,900)
(Increase) decrease in:		
Commissions receivable	(12,443)	(62,802)
Deposit with clearing organization	(1,024)	(1,786)
Prepaid income taxes	–	5,860
Prepaid expenses	(82,504)	(31,658)
(Decrease) increase in:		
Accounts payable and accrued expenses	48,024	112,617
Commissions payable	103,466	345,890
Income taxes payable	12,332	–
Net cash and cash equivalents provided by operating activities	208,547	126,355
Cash flows from investing activities		
Purchase of property and equipment	(44,400)	(91,254)
Net cash and cash equivalents used in investing activities	(44,400)	(91,254)
Cash flows from financing activities		
Proceeds from issuance of payable to related parties	56,908	6,566
Retirement of subordinated loan	(150,000)	–
Issuance of common stock	–	762,523
Net cash and cash equivalents (used in) provided by financing activities	(93,092)	769,089
Net increase in cash and cash equivalents	71,055	804,190
Cash and cash equivalents at the beginning of the year	1,166,212	362,022
Cash and cash equivalents at the end of the year	$ 1,237,267	$ 1,166,212
Supplemental disclosures of cash flow information		
Cash paid during the period for		
Interest	$ 14,202	$ 14,250
Income taxes	$ 2,400	$ 2,400

The accompanying notes are an integral part of these financial statements.

XCU Corporation, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

XCU Corporation, Inc. and Subsidiaries (the "Company") was incorporated on April 7, 1987 in the State of California, as a service organization. The Company is the holding company of XCU Capital Corporation, Inc. and Focus Insurance Agency, Inc. (the "Subsidiaries"), whose primary business purpose is to provide brokerage services and insurance products to the members of partner credit unions.

The accompanying consolidated financial statements include the accounts of XCU Corporation, Inc. (the "Parent"), and its wholly–owned subsidiaries XCU Capital Corporation, Inc. ("XCU") and Focus Insurance Agency, Inc. ("Focus") (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are recorded at cost. Depreciation of property and equipment is recorded on the straight-line method over the respective useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

Commission revenues and commission expenses are recognized on the settlement date of the related sale. Accounting principals generally accepted in the United States of America ("US GAAP"), recommend that securities transactions be recorded on the trade date of the sale. The difference between the trade date basis the settlement date basis was immaterial for the years ending December 31, 2003 and 2002.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs incurred for major new campaigns are expensed in the year in which the advertising takes place. Other advertising costs are expensed when incurred. Advertising expenses for the years ended December 31, 2003 and 2002 were $8,904 and $11,398, respectively.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the individual companies filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received by the Company.

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 in cash and securities, with Pershing LLC, A BNY Securities Group, Co., as security for its transactions with them. Interest is paid monthly on the cash balances at the average overnight repurchase agreement rate. The balances at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Cash and cash equivalents	$ 2,775	$ 1,716
U.S. Treasury Bill	99,765	99,800
Total deposit held at clearing organization	$ 102,540	$ 101,516

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	2003	2002
Furniture	$ 97,945	$ 97,945
Computers and software	328,149	284,838
Leasehold improvements	11,745	10,656
	437,839	393,439
Accumulated depreciation	(332,377)	(280,307)
Total property and equipment, net	$ 105,462	$ 113,132

Depreciation expense for the years ended December 31, 2003 and December 31, 2002 was $52,070 and $59,901 respectively.

Note 4: PREPAID EXPENSES

The Company has included prepaid insurance, advertising, licenses and legal fees in prepaid expenses. The balances are either amortized over the term of the license or policy, or expensed when services are performed or incurred.

Note 5: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, 2002 are listed below.

Liabilities subordinated to the claims of general creditors:	
Interest at 9.5% due December 28, 2003	$ 150,000

On December 28, 2003, the subordinated loan above matured for $150,000, and was retired.

There were no borrowings under subordination agreements at December 31, 2003.

Interest expense for the years ended December 31, 2003 and 2002 was $14,171 and $14,250, respectively, from this subordinated loan.

The subordinated borrowing was covered by an agreement approved by the National Association of Security Dealers, Inc. and was thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing was required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.

Note 6: INCOME TAXES

The significant components of deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets		
Accumulated depreciation	$ –	$ 400
Contribution carryover	1,600	2,400
Net operating loss	35,600	72,700
	37,200	75,500
Deferred tax liabilities		
Accumulated depreciation	(2,400)	–
State income taxes	(800)	(5,100)
	(3,200)	(5,100)
Net deferred tax assets	$ 34,000	$ 70,400

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

The provision for income tax expenses (benefits) at December 31, 2003 and 2002 are comprised of the following:

	2003	2002
Current income tax expense (benefit)		
Federal	$ 5,720	$ (24,433)
State	14,732	2,885
Total current income tax expense (benefit)	20,452	(21,548)
Deferred income tax expense (benefit)		
Federal	13,004	(14,000)
State	16,700	(22,900)
Total deferred income tax expense (benefit)	29,704	(36,900)
Total provision for income tax expense (benefits)	$ 50,156	$ (58,448)

Note 7: CAPITALIZATION

The Company has authorized the issuance of 100,000 shares of common stock, with no par value. On December 31, 2001 the Company had 15,500 shares of common stock issued and outstanding, of which Xerox Federal Credit Union ("XFCU") owned 99%. On January 1, 2002, the Company and XFCU entered into a Share Purchase Agreement with nine other credit unions

Note 7: CAPITALIZATION
(Continued)

to sell a 60% equity ownership interest in the Company. Under the terms of the agreement, the Company issued 3,875 shares of common stock for cash in the amount of $762,523 and XFCU agree to sell 7,750 shares of their own common stock in the Company.

At December 31, 2002, the Company had 19,375 shares of common stock issued and outstanding. These shares are held by Xerox Federal Credit Union (20%), State Employees Credit Union (10.33%), Michigan Educational Credit Union (6.67%), The Golden 1 Credit Union (6.67%), Safe Credit Union (6.67%), Schools Financial Credit Union (6.67%), Western Corporate Federal Credit Union (6.67%), Members First Financial Services, LLC (6.67%), North Carolina Local Government Employees' Federal Credit Union (6.67%), Premier America Credit Union (6.66%), Travis Credit Union (6.66%), Mountain America Credit Union (6.66%) and Justice Federal Credit Union (3%).

At December 31, 2003, the Company had 19,375 shares of common stock issued and outstanding. These shares are held by Xerox Federal Credit Union (20%), State Employees Credit Union (10.33%), Michigan Educational Credit Union (6.67%), The Golden 1 Credit Union (6.67%), Safe Credit Union (6.67%), Schools Financial Credit Union (6.67%), Western Corporate Federal Credit Union (6.67%), Members First Financial Services, LLC (6.67%), North Carolina Local Government Employees' Federal Credit Union (6.67%), Travis Credit Union (6.66%), Mountain America Credit Union (6.66%), Justice Federal Credit Union (3%), Hawaii Community Federal Credit Union (3%), North East Credit Union (3%), and Premier America Credit Union (0.66%).

Note 8: RELATED PARTY TRANSACTIONS

XCU Corporation, Inc. (the "Parent") is the holding company of Focus Insurance Agency, Inc. ("Focus") and XCU Capital Corporation, Inc. ("XCU") (the "Subsidiaries"). The Subsidiaries have entered into agreements with credit unions, who own equity interest in the Parent, which allows the Subsidiaries to operate their brokerage and insurance programs on their premises. Each credit union operates under a separate agreement. The Company pays a percentage of the commissions earned to the credit unions as an operating expense.

At December 31, 2003 and 2002 the Company owed these credit unions $196,095 and $139,187, respectively, for their share of the Company's activities.

The Parent shares office space, staff and equipment with XCU and Focus. All operating expenses are paid by XCU, including rent, salaries and taxes. Expenses are then allocated between the companies monthly based on that month's activities. There is no written agreement between the companies on how the allocation is determined.

Note 8: RELATED PARTY TRANSACTIONS (Continued)

On December 28, 2001, XCU received a nine and half percent (9.5%) subordinated loan from XFCU in the amount of $150,000. The payment of principal and interest is subordinated to all present and future claims of the creditors of XCU. The loan was retired on December 28, 2003 with approval from the National Association of Securities Dealers, Inc. ("NASD"). For the years ended December 31, 2003 and 2002, XCU paid XFCU $14,171 and $14,250, respectively, for interest associated with this loan.

Note 9: PROFIT SHARING PLAN

Effective January 1, 2001, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary and were $86,214 and $60,977 for the years ended December 31, 2003 and 2002, respectively.

Note 10: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has a line of credit agreement with XFCU under which it may borrow up to $100,000. The line is secured by the Company's receivables. Borrowings on the line of credit bear interest at a fixed rate of 8.5%. There was no outstanding balances at December 31, 2003 and 2002.

In June of 2003, the Company entered into a line of credit agreement with Wescorp, under which it may borrow up to $450,000. The line is unsecured unless the Company's consolidated net worth falls below $450,000, at which time the Company will have to provide security or guarantees in support of any outstanding balances. Borrowings on the line of credit bear interest at Wescorps published rates and must be advanced before June 30, 2004, at which time the term of the line of credit will lapse. There was no outstanding balance at December 31, 2003.

The Company leases office space in Carlsbad, California under a sixty-six (66) month operating lease expiring July 31, 2005. Future minimum lease expenses are as follows:

Note 10: COMMITMENTS AND CONTINGENCIES (Continued)

Year Ending December 31,	
2004	$ 116,541
2005	67,623
2006	–
Thereafter	–
	$ 184,164

Rent expense for the years ended December 31, 2003 and 2002 were $138,200 and $130,453, respectively.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the National Credit Union Administration ("NCUA"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the years ended December 31, 2003 and 2002, cash balances held in financial institutions were in excess of the NCUA's insured limits. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

Note 11: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

XCU Corporation, Inc. and Subsidiaries
Consolidating Balance Sheet
December 31, 2003

	XCU Capital Corporation	Focus Insurance Agency, Inc	XCU Corporation, Inc.	Combined Parent & Subsidiaries	Eliminations For Consolidation	XCU Corporation, Inc. and Subsidiaries Consolidated
Assets						
Current assets						
Cash and cash equivalents	$ 943,305	$ 286,854	$ 7,108	$ 1,237,267	$ –	$ 1,237,267
Commissions receivable	318,934	93,497	–	412,431	–	412,431
Deposit with clearing organization	102,540	–	–	102,540	–	102,540
Prepaid expenses	193,834	–	–	193,834	–	193,834
Total current assets	1,558,613	380,351	7,108	1,946,072	–	1,946,072
Property and equipment, net	105,135	327	–	105,462	–	105,462
Other assets						
Receivable from related party	57,610	–	–	57,610	(57,610)	–
Deferred tax assets	34,000	–	–	34,000	–	34,000
Investment in subsidiaries	–	–	913,847	913,847	(913,847)	–
Other assets	11,131	–	–	11,131	–	11,131
Total other assets	102,741	–	913,847	1,016,588	(971,457)	45,131
Total assets	$ 1,766,489	$ 380,678	$ 920,955	$ 3,068,122	$ (971,457)	$ 2,096,665
Liabilities & Stockholders' Equity						
Current liabilities						
Accounts payable	$ 247,632	$ 39,230	$ –	$ 286,862	$ –	$ 286,862
Commissions payable	568,308	112,113	–	680,421	–	680,421
Income taxes payable	9,691	2,641	–	12,332	–	12,332
Payable to related parties	196,095	57,610	–	253,705	(57,610)	196,095
Total current liabilities	1,021,726	211,594	–	1,233,320	(57,610)	1,175,710
Stockholders' equity						
Common stock	130,000	25,000	193,750	348,750	(155,000)	193,750
Additional paid-in capital	970,000	133,694	1,077,467	2,181,161	(1,103,694)	1,077,467
Retained earnings (accumulated deficit)	(355,237)	10,390	(350,262)	(695,109)	344,847	(350,262)
Total stockholders' equity	744,763	169,084	920,955	1,834,802	(913,847)	920,955
Total liabilities & stockholders' equity	$ 1,766,489	$ 380,678	$ 920,955	$ 3,068,122	$ (971,457)	$ 2,096,665

See Independent accountant's report.

XCU Corporation, Inc. and Subsidiaries
Consolidating Statement of Operations
and Retained Earnings (Accumulated Deficit)
For the Year Ended December 31, 2003

	XCU Capital Corporation	Focus Insurance Agency, Inc	XCU Corporation, Inc.	Combined Parent & Subsidiaries	Eliminations For Consolidation	XCU Corporation, Inc. and Subsidiaries Consolidated
Commissions income	$ 11,838,357	$ 1,711,512	$ –	$13,549,869	$	$13,549,869
Commissions expenses	9,619,450	1,364,426	–	10,983,876	–	10,983,876
Gross Profit	2,218,907	347,086	–	2,565,993	–	2,565,993
Operating expenses						
Selling, general, and administrative expenses	958,766	130,687	1,126	1,090,579	–	1,090,579
Salaries and wages	1,614,158	184,508	–	1,798,666	–	1,798,666
Depreciation	50,868	1,202	–	52,070	–	52,070
Professional fees	(1,473)	19,060	–	17,587	–	17,587
Total operating expenses	2,622,319	335,457	1,126	2,958,902	–	2,958,902
Income (loss) from operations	(403,412)	11,629	(1,126)	(392,909)	–	(392,909)
Other income and expenses						
Income (loss) from subsidiaries	–	–	53,546	53,546	(53,546)	–
Rounding	(1)	–	1	–	–	–
Interest income	71,121	2,817	605	74,543	–	74,543
Other income	425,012	9,938	–	434,950	–	434,950
Interest expense	(14,202)	–	–	(14,202)	–	(14,202)
Total other income and (expenses)	481,930	12,755	54,152	548,837	(53,546)	495,291
Income (loss) before provision for taxes	78,518	24,384	53,026	155,928	(53,546)	102,382
Provision for income tax expenses (benefits)	40,195	9,161	800	50,156	–	50,156
Net income (loss)	$ 38,323	$ 15,223	$ 52,226	$ 105,772	$ (53,546)	$ 52,226
Retained earnings (accumulated deficit), beginning	(393,560)	(4,833)	(402,488)	(800,881)	398,393	(402,488)
Retained earnings (accumulated deficit), ending	$ (355,237)	$ 10,390	$ (350,262)	$ (695,109)	$ 344,847	$ (350,262)

See Independent accountant's report.

Focus Insurance Agency, Inc.

Financial Statements

For the Years Ended December 31, 2003 and 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Focus Insurance Agency, Inc.

I have audited the accompanying balance sheets of Focus Insurance Agency, Inc. (a California Corporation) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on
my audit. The financial statements of Focus Insurance Agency, Inc. as of December 31, 2002 were audited by other auditors whose report dated February 15, 2003, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Insurance Agency, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 27, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Focus Insurance Agency, Inc.
Balance Sheets

Assets

	December 31, 2003	December 31, 2002
Current assets		
Cash and cash equivalents	$ 286,854	$ 248,210
Commissions receivable	93,497	35,015
Total current assets	380,351	283,225
Property and equipment, net	327	1,529
Total assets	$ 380,678	$ 284,754

Liabilities & Stockholder's Equity

	December 31, 2003	December 31, 2002
Current liabilities		
Accounts payable and accrued expenses	$ 39,230	$ 31,259
Commissions payable	112,113	25,322
Income taxes payable	2,641	–
Payable to related party	57,610	74,312
Total current liabilities	211,594	130,893
Commitments and contingencies	–	–
Stockholder's equity		
Common stock, $10 par value, 10,000 shares authorized 2,500 issued and outstanding	25,000	25,000
Additional paid-in capital	133,694	133,694
Retained earnings (accumulated deficit)	10,390	(4,833)
Total stockholder's equity	169,084	153,861
Total liabilities & stockholder's equity	$ 380,678	$ 284,754

The accompanying notes are an integral part of these financial statements.

Focus Insurance Agency, Inc.
Statements of Operations

	For the Year Ended December 31,	
	2003	**2002**
Commissions income	$ 1,711,512	$ 878,149
Commissions expenses	1,364,426	621,442
Gross profit	347,086	256,707
Operating expenses		
Selling, general, and administrative expenses	130,687	144,348
Salaries and wages	184,508	106,699
Depreciation	1,202	1,201
Professional fees	19,060	7,464
Total operating expenses	335,457	259,712
Income (loss) from operations	11,629	(3,005)
Other income and expenses		
Interest income	2,817	3,075
Other income	9,938	–
Total other income and expenses	12,755	3,075
Income before provision for income taxes	24,384	70
Provision for income taxes	9,161	1,285
Net income (loss)	$ 15,223	$ (1,215)

The accompanying notes are an integral part of these financial statements.

Focus Insurance Agency, Inc.
Statements of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
Balance, December 31, 2001	2,500	$ 25,000	$ 33,694	$ (3,618)	$ 55,076
Capital contribution	–	–	100,000	–	100,000
Net loss	–	–	–	(1,215)	(1,215)
Balance, December 31, 2002	2,500	$ 25,000	$ 133,694	$ (4,833)	$ 153,861
Net income	–	–	–	15,223	15,223
Balance, December 31, 2003	2,500	$ 25,000	$ 133,694	$ 10,390	$ 169,084

The accompanying notes are an integral part of these financial statements.

Focus Insurance Agency, Inc.
Statements of Cash Flows

	For the Year Ended December 31,	
	2003	**2002**
Cash flows from operating activities		
Net income (loss)	$ 15,223	$ (1,215)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,202	1,201
(Increase) decrease in:		
Commissions receivable	(58,482)	(68)
(Decrease) increase in:		
Accounts payable	7,971	412
Commissions payable	86,791	24,725
Income taxes payable	2,641	–
Net cash and cash equivalents provided by operating activities	55,346	25,055
Cash flows from investing activities	–	–
Cash flows from financing activities		
Proceeds from payable to related party	–	57,420
Repayment of loan to related party	(16,702)	–
Capital contribution	–	100,000
Net cash and cash equivalents (used in) provided by financing activities	(16,702)	157,420
Net increase in cash and cash equivalents	38,644	182,475
Cash and cash equivalents at the beginning of the year	248,210	65,735
Cash and cash equivalents at the end of the year	$ 286,854	$ 248,210
Supplemental disclosures of cash flow information		
Cash paid during the period for		
Interest	$ –	$ –
Income taxes	$ 800	$ 800

The accompanying notes are an integral part of these financial statements.

Focus Insurance Agency, Inc.
Notes to Financial Statements

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Focus Insurance Agency, Inc. (the "Company") was incorporated in the State of California on June 23, 1987, under the name Focus Insurance Services Corporation, Inc.. On December 12, 1989, the Company changed its name to Focus Insurance Agency, Inc.. The Company is a wholly owned subsidiary of XCU Corporation, Inc. (the "Parent").

The Parent is owned by a group of credit unions. The Company earns commissions on direct sales of annuity and insurance products to members of these credit unions.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are recorded at cost. Depreciation of property and equipment is recorded on the straight-line method over the respective useful lives of the assets.

Commission revenues and commission expenses are recognized on the settlement date of the related sale. Accounting principals generally accepted in the United States of America ("US GAAP"), recommend that securities transactions be recorded on the trade date of the sale. The difference between the trade date basis the settlement date basis was immaterial for the years ending December 31, 2003 and 2002.

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

Rent expense for the years ended December 31, 2003 and 2002 were $22,484 and $14,139 respectively, included in selling, general, and administrative expenses.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For the years ended December 31, 2003 and 2002, the Company recorded $4,779 and $6,268, respectively, for advertising costs, which are expensed as incurred.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	2003	2002	Depreciable Lives
Machinery & equipment	$ 3,603	$ 3,603	5 years
Accumulated depreciation	(3,276)	(2,074)	
Total property and equipment, net	$ 327	$ 1,529	

Depreciation expense for the years ended December 31, 2003 and December 31, 2002 was $1,202 and $1,201 respectively.

Note 3: INCOME TAXES

As discussed in note 1, the Company is a wholly–owned subsidiary of XCU Corporation, Inc. (the "Parent"), and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income taxes at December 31, 2003 and 2002 are comprised of the following:

	2003	2002
Current income tax expense		
Federal	$ 5,720	$ –
State	3,441	1,285
Total current income tax expense	9,161	1,285
Deferred income tax expense	–	–
Total income tax provision	$ 9,161	$ 1,285

Note 4: RELATED PARTY TRANSACTIONS

XCU Corporation, Inc. (the "Parent"), is the holding company for Focus Insurance Agency, Inc. and XCU Capital Corporation, Inc. ("XCU"). The Company has entered into agreements with credit unions, who own equity interest in the Parent, which allow the Company to operate its insurance program on their premises. Each credit union operates under a separate agreement. The Company pays a percentage of the commissions earned to the credit unions as an operating expense.

The Company shares office space, staff and equipment with the Parent and XCU. All lease operating expenses are paid by XCU, including rent, salaries and taxes. Expenses are then allocated between the companies monthly based on that month's activities. There is no written agreement between the companies on how the allocation is determined.

At December 31, 2003 and 2002, the Company owed XCU $57,610 and $74,312, respectively, for its share of the allocated operating expenses.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company has a line of credit agreement with Xerox Financial Credit Union under which it may borrow up to $75,000. The line is secured by the Company's receivables. Borrowings on the line of credit bear interest at a fixed rate of 8.5%. There were no outstanding balances at December 31, 2003 or 2002.

At times during the years ended December 31, 2003 and 2002, cash balances held in financial institutions were in excess of the National Credit Union Administration's ("NCUA") insured limits. The Company believes it places cash with a high–credit, quality financial institution and believes no significant credit risk exists.

Note 6: PROFIT SHARING PLAN

Effective January 1, 2001, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary and were $7,559 and $3,994 for the years ended December 31, 2003 and 2002, respectively.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.